Exhibit 99.1

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY TANKERS LTD. ANNOUNCES

ENTERING INTO AN EQUITY DISTRIBUTION AGREEMENT

WITH AN AGGREGATE OFFERING PRICE OF UP TO $80 MILLION

Hamilton, Bermuda, June 4, 2015 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) announced today that it has filed a prospectus supplement with the Securities and Exchange Commission (SEC) through which it may, from time to time, issue Class A common stock with an aggregate offering price of up to $80 million through Evercore Group L.L.C. as sales agent.

Sales of Class A common stock, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, in block transactions, or as otherwise agreed to between Teekay Tankers and Evercore Group L.L.C.

Teekay Tankers is under no obligation to issue Class A common stock under the equity distribution agreement. The Company intends to use the net proceeds from sales under this program for general corporate purposes, which may include, among other things, repaying a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures or vessel acquisitions.

The Class A common stock will be offered pursuant to a prospectus supplement, dated June 4, 2015, to the Company’s base prospectus, dated June 19, 2014. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained by visiting EDGAR on the SEC website at www.sec.gov, or by contacting Evercore Group L.L.C. as follows: Evercore Group L.L.C., Attn: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055; Phone: 212-857-3100; or by e-mail at ecm@evercore.com.

In connection with the securities offered under the Registration Statement on Form F-3 filed June 19, 2014, the Company may file on Form 6-K preliminary, unaudited financial results for each of the four quarters of its fiscal year in advance of its regular quarterly financial reports on Form 6-K, and its regular year-end financial report, filed on Form 20-F.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements regarding the proposed offering of common stock and the use of proceeds from the proposed offering, involve risks and uncertainties that could cause the outcomes or results to be materially different.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

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